# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LiqTech International, Inc., CIK 0001307579
CUSIP: 53632A300
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: Industriparken 22C, DK 2750, Ballerup, Denmark (G7), 2750
Date of event which requires filing of this statement: 05/22/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001781002-24-000055
Filed by CIK 0001781002
Persons authorized to receive notices and communications: Bleichroeder LP, 1345 Avenue of the Americas, 47 th Floor, New York, New York (NY), 10105, (212) 698-3101

## Reporting persons
- Bleichroeder LP (CIK 0001781002): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 3,182,239; shared voting power 0; sole dispositive power 3,182,239; shared dispositive power 0; aggregate amount beneficially owned 3,182,239 (33.7% of the class)
- Bleichroeder Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 3,182,239; shared voting power 0; sole dispositive power 3,182,239; shared dispositive power 0; aggregate amount beneficially owned 3,182,239 (33.7% of the class)
- Andrew Gundlach: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 3,182,239; shared voting power 0; sole dispositive power 3,182,239; shared dispositive power 0; aggregate amount beneficially owned 3,182,239 (33.7% of the class)

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 to Schedule 13D is hereby amended to include the following:

On May 22, 2026, funds managed by the Reporting Persons purchased 9.09% original discount promissory notes (the "2026 Notes") in an aggregate principle amount of $550,000 pursuant to a note purchase agreement entered into by and among the Issuer, funds managed by the Reporting Person and another investor (the "Note Purchase Agreement"). The 2026 Notes have a term of two months and do not bear interest during this period. However, if the 2026 Notes are not repaid by the maturity date, the 2026 Notes will thereafter bear interest of 10% per annum, which will increase by 1% each month the 2026 Notes remain unpaid, up to a maximum of 16% per annum, payable monthly. Proceeds from the 2026 Notes shall be used for working capital and general corporate purposes.

As of May 27, 2026, accounts and funds managed by the Reporting Persons hold 3,182,239 Shares, which were acquired pursuant to open market purchases and private purchases.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 to Schedule 13D is hereby amended to include the following:

The disclosure under Item 3 in this Amendment is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Schedule 13D, the Reporting Persons beneficially own 3,182,239 Shares, representing 33.7% of the outstanding Shares.

The Reporting Persons also beneficially own warrants representing the right to acquire up to an aggregate of 6,832,379 Shares, however, the exercise of such warrants are subject to a beneficial ownership limitation of 9.99% of the number of Shares outstanding immediately after giving effect to the issuance of the Shares issuable upon exercise of such warrants. If there was no 9.99% limit on the exercise of the warrants, the Reporting Persons would be deemed to be the beneficial owners of 10,014,618 Shares (including 6,832,379 Shares that would be issuable upon exercise of the warrants held by the Reporting Persons), representing 61.5% of the outstanding Shares.

The percentages used herein are based upon the 9,947,841 Shares reported to be outstanding as of May 12, 2026, by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have sole voting and dispositive power over 3,182,239 Shares.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 and Item 4, the Reporting Persons have not effected any transaction in the Shares during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 to Schedule 13D is hereby amended to include the following:

The disclosure under Item 3 and Item 4 in this Amendment is incorporated herein by reference.

The summaries contain herein of the Note Purchase Agreement and the form of Note, as applicable, are not intended to be complete and are qualified in their entirety by reference to the full text of Note Purchase Agreement and the form of Note, as applicable, copies of which are filed as exhibits hereto and which are incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 to Schedule 13D is hereby amended to include the following:

Exhibit 99.1: Introductory Statement

Exhibit 99.2: Note Purchase Agreement, by and among the Issuer, 21 April Fund, Ltd., 21 April Fund, LP and Laurence W. Lytton, dated May 22, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on May 26, 2026).

Exhibit 99.3: Form of Note (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on May 26, 2026).

## Signatures
- Bleichroeder LP: Andrew Gundlach, Chairman and CEO (05/27/2026)
- Bleichroeder Holdings LLC: Andrew Gundlach, Chairman and CEO (05/27/2026)
- Andrew Gundlach: Andrew Gundlach, Chairman and CEO (05/27/2026)